Transcript of video presentation on the company's SeedInvest offering site found under the section "Gallery":

What if we could change the way business is done!
What if large companies worked with startups?
Introducing SwitchPItch Connect
The revolutionary online platform where enterprises and startups work together
Enterprises create projects and publish to the marketplace
Startups submit proposals for enterprise companies - a modern-day RFP platform with a n online database of more than 15k startups
enterprises get lots of data: Founder data project portfolios ratings and more...
SwitchPitch ensures relevant startups apply

Providing an efficient and effective way to identify, qualify, engage and track innovative startups
Which ears startups valuable contracts
and earns enterprise valuable partnerships
whether you are a startup or an enterprise
SwitchPitch Connect will help your business grow